UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Act of 1934

FOR THE MONTH OF MARCH 2003
INTERIM REPORT FOR THE
THREE MONTHS ENDED MARCH 31, 2003

Commission file number 0 - 9079

REVENUE PROPERTIES COMPANY LIMITED
(Incorporated under the laws of Ontario, Canada)
THE COLONNADE, SUITE 300
131 BLOOR STREET WEST
TORONTO, ONTARIO, CANADA M5S 1R1
Tel: (416) 963-8100    Fax: (416) 963-8512

Indicate by check mark whether the Registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F __x__ Form 40-F _____

Indicate by check mark whether the Registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ______ No __x__

If “Yes” is marked, indicate below the file number assigned to the Registrant in connection with Rule 12g3-2(b): 82-______.

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereto duly authorized.

REVENUE PROPERTIES COMPANY LIMITED
“William I. Kennedy”

April 30, 2003	William I. Kennedy President
“Paul Miatello”

April 30, 2003	Paul Miatello Director of Finance

REVENUE PROPERTIES COMPANY LIMITED
Interim report for the three months ended March 31, 2003

REVENUE PROPERTIES COMPANY LIMITED
CONSOLIDATED BALANCE SHEETS

(in thousands of Canadian dollars)	March 31 2003	December 31 2002

	(unaudited)
ASSETS
Rental properties	$161,424	$161,962
Properties held for development and sale	6,802	6,787
Cash and cash equivalents	35,637	5,700
Portfolio investments (Note 2)	23,283	28,985
Mortgages and advances receivable (Notes 3, 9)	23,805	5,318
Other assets	4,671	4,216

	$255,622	$212,968

LIABILITIES AND SHAREHOLDERS' EQUITY
Long-term debt (Note 4)	$88,372	$44,671
Convertible debentures (Note 5)	41,751	44,408
Accounts payable and accrued liabilities	10,925	11,295
Future income tax liability	6,702	5,899

	147,750	106,273
Shareholders' equity	107,872	106,695

	$255,622	$212,968

The accompanying notes form an integral part of these financial statements.

REVENUE PROPERTIES COMPANY LIMITED
CONSOLIDATED STATEMENTS OF INCOME

(unaudited, in thousands of Canadian dollars, except	Three months ended March 31

per share amounts)	2003	2002

RENTAL OPERATIONS
Revenue	$12,824	$15,756
Property operating expenses	6,366	9,716

	6,458	6,040

REAL ESTATE SALES
Sales	--	3,704
Cost of sales	--	3,577

	--	127

Other operating (income) expenses:
Interest	1,817	2,880
General and administrative	860	1,187
Interest and other income	(583)	(166)
Foreign exchange (gain) loss	(450)	273
Depreciation and amortization	1,165	1,465

	2,809	5,639

OPERATING INCOME	3,649	528
Reduction of foreign currency translation account	--	10,520
Loss on redemption and repurchase
of convertible debentures	--	(1,093)

INCOME FROM CONTINUING OPERATIONS
BEFORE INCOME TAXES	3,649	9,955
Income taxes
Current	523	72
Future	803	2,148

	1,326	2,220

INCOME FROM CONTINUING OPERATIONS	2,323	7,735
Income from discontinued operations	--	301

NET INCOME	$2,323	$8,036

Per basic and diluted common share
Income per common share from continuing operations
Basic	$0.02	$0.11
Diluted	$0.02	$0.07
Income per common share
Basic	$0.02	$0.11
Diluted	$0.02	$0.07
Weighted average number of shares (in thousands)
Basic	64,244	63,978
Diluted	110,182	129,075

The accompanying notes form an integral part of these financial statements.

REVENUE PROPERTIES COMPANY LIMITED
CONSOLIDATED STATEMENTS OF DEFICIT

	Three months ended March 31

(unaudited, in thousands of Canadian dollars)	2003	2002

Deficit at beginning of year	$146,224	$174,981
Net income for the period	(2,323)	(8,036)
Dividends	1,287	1,283
Provision for settlement of convertible debentures	935	846

Deficit at end of period	$146,123	$169,074

The accompanying notes form an integral part of these financial statements.

REVENUE PROPERTIES COMPANY LIMITED
CONSOLIDATED STATEMENTS OF FUNDS FROM CONTINUING OPERATIONS

	Three months ended March 31

(unaudited, in thousands of Canadian dollars)	2003	2002

Income from continuing operations	$2,323	$7,735
Add (deduct) non-cash items:
Depreciation and amortization	1,232	1,545
Future income taxes	803	2,148
Reduction of foreign currency translation account	--	(10,520)
Loss on redemption and repurchase of convertible debentures	--	1,093
Other	(287)	11

FUNDS FROM CONTINUING OPERATIONS	$4,071	$2,012

The accompanying notes form an integral part of these financial statements.

REVENUE PROPERTIES COMPANY LIMITED
CONSOLIDATED STATEMENTS OF CASH FLOW

	Three months ended March 31

(unaudited, in thousands of Canadian dollars)	2003	2002

OPERATING ACTIVITIES
Funds from continuing operations	$4,071	$2,012
Re-leasing costs	(131)	(156)
Amortization of discount of convertible debentures	122	272
Net change in other assets and liabilities	139	(1,181)

	4,201	947
Cash flow from discontinued operations	--	163

	4,201	1,110

INVESTING ACTIVITIES
Acquisition and development of rental properties	(472)	(2,193)
Net proceeds from (investment in) properties held
for development and sale	(15)	1,434
Sale of portfolio investments	5,242	--
Advance to Morguard Corporation (Note 9)	(20,000)	--
Change in restricted cash	26	(23)

	(15,219)	(782)
Net proceeds from discontinued operations	--	481

	(15,219)	(301)

FINANCING ACTIVITIES
Repayment of mortgage principal and bank indebtedness	(300)	(50,813)
Redemption and repurchase of convertible debentures	--	(44,951)
Proceeds of mortgage financing	44,000	20,000
Dividends paid	(1,287)	(1,283)
Issue of capital stock	141	180
Settlement of convertible debentures	(935)	(846)

	41,619	(77,713)
Reduction in debt of discontinued operations	--	(59)

	41,619	(77,772)

TOTAL CASH PROVIDED (USED)	30,601	(76,963)
Effect of foreign currency translation on cash balances	(664)	(557)
Cash and cash equivalents at beginning of period	5,700	126,444

Cash and cash equivalents at end of period	$35,637	$48,924

Supplemental cash flow information:

During the three months ended March 31, 2002, the Company closed the sale of 109 housing lots in Guelph, Ontario for $3,704 which was satisfied by mortgages receivable of $3,148 and cash for the balance.

Cash interest paid during the three months ended March 31, 2003 was $1,585 (2002: $3,575).

Cash income taxes paid during the three months ended March 31, 2003 was $2,238 (2002: $60).

The accompanying notes form an integral part of these financial statements.

REVENUE PROPERTIES COMPANY LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
March 31, 2003

1.     BASIS OF PRESENTATION

Revenue Properties Company Limited’s (the “Company”) significant accounting policies as documented in Note 1 of the most recent annual consolidated financial statements have been applied consistently for the three months ended March 31, 2003. These unaudited interim consolidated financial statements do not contain all disclosures required by generally accepted accounting principles for annual consolidated financial statements and should be read in conjunction with the most recent annual consolidated financial statements.

2.     PORTFOLIO INVESTMENTS

The portfolio of marketable securities is carried at cost plus accrued interest of $687,000 at March 31, 2003 (December 31, 2002: $458,000). In the event of a decline in the value of a security that is other than temporary, the investment will be written down to recognize the loss. The market value of the portfolio securities was $24,700,000 at March 31, 2003 (December 31, 2002: $29,830,000).

3.     MORTGAGES AND ADVANCES RECEIVABLE

(in thousands of Canadian dollars)	March 31, 2003	December 31, 2002

Mortgages and notes receivable	$ 827	$2,297
Advance receivable from Morguard Corporation (Note 9)	20,048	--
Advances receivable, non interest bearing	2,930	3,021

	$23,805	$5,318

4.     LONG-TERM DEBT

(in thousands of Canadian dollars)	March 31, 2003	December 31, 2002

Fixed rate mortgages payable on rental properties	$88,372	$ 44,671

Range of interest rates	6.55-8.52%	6.55-8.52%
Weighted average interest rate	6.71%	6.72%
Principal payments are due as follows:
2003	$ 1,822
2004	2,574
2005	2,751
2006	4,091
2007	20,815
2008 and subsequent	56,319

	$88,372

5.     CONVERTIBLE DEBENTURES

(in thousands of Canadian dollars, unless otherwise noted)

					Principal amount

Rate	Conversion price		Due date	March 31, 2003	December 31, 2002

6.0%	US$	1.82	March 1, 2004	US$17,158	US$17,158

6.0%		$2.67	March 1, 2004	$25,185	$27,068
7.0%		$1.74	December 31, 2006	79,715	79,715

6.     INCOME PER SHARE

The following tables set forth the computation of per share amounts:

	Three months ended March 31
(in thousands of Canadian dollars)	2003	2002

(i) Basic income
Income from continuing operations	$ 2,323	$ 7,735
Provision for settlement of convertible debentures	(935)	(846)

Income from continuing operations available to common shareholders	1,388	6,889
Income from discontinued operations	--	301

Net income available to common shareholders	$ 1,388	$ 7,190

	Three months ended March 31
(in thousands of Canadian dollars)	2003	2002

(ii) Diluted income
Income from continuing operations available to common shareholders	$ 1,388	$ 6,889
Imputed interest on liability component of convertible debentures	903	1,539

Diluted income from continuing operations available to common shareholders	2,291	8,428
Income from discontinued operations	--	301

Diluted net income available to common shareholders	$ 2,291	$ 8,729

	Three months ended March 31
(in thousands)	2003	2002

(iii) Denominator
Weighted average basic shares outstanding	64,244	63,978
Unexercised options	125	274
Effect of convertible debentures	45,813	64,823

Diluted shares outstanding	110,182	129,075

For the diluted income per share calculations nil common share options (2002: 575,000 common share options) were not included having a weighted average exercise price of nil per share (2002: $1.88) which was in excess of the trading price.

7.     SHARE BASED COMPENSATION

The Company has a stock option plan pursuant to which no more than 6.5 million common shares may be issued at any time. The exercise price of each option equals the market price of the Company’s stock on the date of the grant and an option’s maximum term is five years. Options vest over a three-year period commencing with the date of grant. The exercise prices range from $0.45 to $1.57 after adjustment for the special dividend paid in October 2001.

If the Company had adopted the fair value based method of accounting for its share option plan, the Company’s pro forma compensation expense would have decreased net income by $29,000 for the three months ended March 31, 2003, which would have no impact on the basic and diluted earnings per share as reported. The grant date fair value of options granted during the three months ended March 31, 2003 was estimated using the Black-Scholes option pricing model incorporating the following assumptions: expected dividends of 8 cents per share; expected volatility of 48%; risk-free interest rate of 5.3%; and expected option life of 5 years. As the accounting standard is to be applied to all awards granted subsequent to January 1, 2002, the effective date of the Section, the pro forma disclosure excludes the effect of the awards granted before January 1, 2002. There have been no share options granted to date in 2003.

A summary of the status of the Company’s share option plan as of March 31, 2003 and 2002 and the changes during the periods then ended is presented below:

	March 31, 2003		March 31, 2002

(in thousands, except per share amounts)	Shares	Weighted average exercise price	Shares	Weighted average exercise price

Outstanding at beginning of period	1,403	$ 1.41	1,241	$ 1.18
Granted	--	--	545	$ 1.57
Exercised	(213)	$ 0.51	(278)	$ 0.65
Forfeited	(517)	$ 1.89	--	--

Outstanding at end of period	673	$ 1.31	1,508	$ 1.42

Options exercisable at end of period	503	$ 1.23	937	$ 1.55

Tab 1 Page 9

For options outstanding as at March 31, 2003, the range of exercise prices and the weighted average exercise price is as follows:

(in thousands, except per share amounts)	Number of share options- exercisable/total	Weighted average exercise price- exercisable/total	Weighted average remaining life

$0.45-$0.53	163 / 163	$0.52 / $0.52	2.69 years
$1.57	340 / 510	$1.57 / $1.57	3.95 years

8.     SEGMENTED INFORMATION

Prior to 2003, the Company owned retail and residential properties. By the end of 2002, the Company owned retail and office properties in Canada. On December 31, 2002, the Company acquired two office buildings. Accordingly office revenues and operating expenses were not reported as a segment in 2002.

	Three months ended March 31, 2003			Three months ended March 31, 2002

(in thousands of Canadian dollars)	Retail	Office	Total	Retail	Residential	Total

Revenues	$11,026	$1,798	$12,824	$10,581	$5,175	$15,756
Operating expenses	5,716	650	6,366	5,598	4,118	9,716

Total	$ 5,310	$1,148	$ 6,458	$ 4,983	$1,057	$ 6,040

9.     RELATED PARTY TRANSACTIONS

Advance to Morguard Corporation

During the three months ended March 31, 2003, the Company advanced $20,000,000 pursuant to a revolving loan agreement on an unsecured basis to Morguard Corporation (“Morguard”), which directly or indirectly owns 79.8% of the Company’s common shares as at March 31, 2003. The demand loan is interest bearing at the 30-day banker’s acceptance rate plus 175 basis points. Interest earned from the loan was $69,000 for the three months ended March 31, 2003.

Agreement with Morguard Investments Limited

Effective January 1, 2003, the Company entered into a property management and corporate services agreement with Morguard Investments Limited (“MIL”), a subsidiary of Morguard. The Company incurred fees of $229,000 for property management and corporate services for the three months ended March 31, 2003. The Company also reimbursed MIL $571,000 for property-related payroll expenses. The Company had $193,000 owing to MIL included in “Accounts payable and accrued liabilities” as at March 31, 2003.

MANAGEMENT’S DISCUSSION AND ANALYSIS

Income from continuing operations for the three months ended March 31, 2003 was $2.3 million or 2 cents per share, compared with $7.7 million (11 cents per share) in 2002. Income from continuing operations in 2002 included a non-cash transfer of $10.5 million from the foreign currency translation account, offset by a $1.1 million non-cash loss on the early redemption of the 7.5% convertible debentures.

On a same property basis, rental revenues and gross profit from rental operations increased 7.8% and 8.4%, respectively, with all major properties contributing to the increase. Overall, rental revenues decreased 19% to $12.8 million due to the sales of the residential properties in 2002, offset by the acquisition of two office properties in December 2002. Gross profit from rental operations increased 7% to $6.5 million as a result of the acquisition of the office properties.

Interest expense decreased $1.1 million to $1.8 million during the quarter. The decrease resulted from debt reductions that occurred throughout 2002.

Other income increased to $0.6 million during the quarter. The increase resulted from the Company’s investment of cash in a portfolio of corporate bonds. The increases in gross profit and interest income and decreased interest charges resulted in the Company earning an operating income of $3.6 million, compared to $0.5 million for the comparable period in 2002.

The primary indicator of performance for management continues to be funds from continuing operations. Funds from continuing operations for the three months ended March 31, 2003 were $4.1 million ($2.0 million for the same period in 2002). The increase in funds from continuing operations reflects the stronger operating results discussed above.

The computation of funds from continuing operations may differ from the methodology used by other real estate companies and, therefore, may not be comparable to such other real estate companies. Funds from continuing operations are not indicative of funds available for the Company’s cash requirements.

The Company began the year with a cash balance of $5.7 million. Major sources of cash were the funding of a $44 million mortgage, secured by the Company’s recently acquired office properties, and the sale of portfolio investments which netted $5.1 million. The Company advanced $20.0 million to Morguard Corporation (“Morguard”), the Company’s controlling shareholder, pursuant to the revolving loan agreement with Morguard.

The Board of Directors has approved a special resolution proposing a seven-to-one consolidation of all the Company’s outstanding common shares. The resolution will be voted on by the Company’s shareholders at the upcoming annual general and special meeting.

On behalf of the Board of Directors,

"William I. Kennedy"	"Paul Miatello"
William I. Kennedy	Paul Miatello
President	Director of Finance

April 30, 2003